[Letterhead of Citigroup Inc.]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.

FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83.

April 24, 2009

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:	Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

(Filed February 27, 2009, File No. 001-09924)

Current Report on Form 8-K

(Furnished March 10, 2009, File No. 001-09924)

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated April 3, 2009. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

Citigroup will file amendments to its (a) Registration Statement on Form S-4 filed on March 19, 2009, (b) Preliminary Proxy Statement (Public Preferred Proxy Statement) filed on March 19, 2009 and (c) Preliminary Proxy Statement (Common Stock Proxy Statement) filed on March 19, 2009 at a later date, and will respond to the Staff’s comments on those documents at that time.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

TARP and Other Regulatory Programs, page 44

42.	For both the October 2008 and the December 2008 issuances of preferred stock, we note that you allocated the proceeds between the preferred stock and warrants based on a relative fair value basis. Please tell us and revise future filings to disclose the specific methods and assumptions used to determine the fair value for the preferred stock and the warrants for the purposes of allocating the proceeds.

For both the October 2008 and December 2008 issuances under the TARP, the proceeds were allocated between the preferred stock and warrants on a relative fair value basis. The fair value for the preferred stock was calculated using a discounted cash flow approach. The cash flows were based on the stated dividend rate on the preferred stock. The discount rate was selected from the range of observable yield to maturities based on the secondary trading prices for similar instruments issued by Citigroup. The fair value for the warrants was calculated using the Black-Scholes option pricing model. The valuation was based on the Citigroup stock price, stock volatility, dividend yield, and the risk free rate on the measurement date for both the issuances. Citigroup will revise its future filings to disclose the methods and assumptions used for the purpose of allocating the proceeds.

43.	We note your table on page 45 summarizing the assets covered under the loss sharing agreement. In order to give the reader a better understanding of the risk level of the covered assets, please address the following:

a.	In future filings, please consider revising your disclosures related to the covered assets to discuss the quality of those assets. For example, quantify the amount of impaired or nonperforming loans, the amount of subprime or Alt-A loans, and the amount of below investment grade securities.

We advise the Staff that the Ring-Fenced Assets (RFA) Portfolio is still undergoing the confirmatory process with the USG. Citigroup will revise future disclosures once this confirmatory process has been finalized, and it has consulted with the respective USG regulatory bodies; however, it is not currently expected that this process will be completed by the time of issuance of the Company’s first quarter Form 10-Q.

The Company has included TARP and RFA disclosures in the section “TARP and Other Regulatory Programs” on pages 44  –  46 of its 2008 Form 10-K (and will include in subsequent Form 10-Qs) in order to present this information to the reader concisely and comprehensively.

b.	To the extent possible, in future filings, please consider revising your various discussions of asset quality, investment portfolios, etc. throughout the document to provide quantification of the amount of covered assets included in such presentations. For example, in footnote 16 on page 158 you provide various disclosures about your investment portfolio. To the extent that certain of your investments in an unrealized loss position are covered assets under the loss sharing agreement, please quantify the amount of such covered assets. Similarly, you disclose your nonperforming loans on page 55. Please revise that section in your future filings to quantify the amount of nonperforming loans that are also covered assets.

Upon consultation with the respective USG regulatory bodies and once the confirmatory process with the USG has been finalized, Citigroup will revise its future disclosures, to the extent possible and based on consultation with the respective USG regulatory bodies, to quantify the amount of covered assets where discussions of asset quality, investment portfolios, etc. are presented.

Balance Sheet Review – Other Assets, p. 78

44.	Please tell us and revise future filings to discuss the reason for the significant increase in your Deposits with Banks balance between 2007 and 2008. Additionally, please consider revising future filings to include a description of this account in your financial statements.

We advise the Staff that the increase in “Deposits with Banks” from December 31, 2007 to December 31, 2008 was primarily in the Company’s deposits with the Federal Reserve. As a result of Federal Reserve policy changes, the lawful reserves (deposits) held with the Federal Reserve previously classified in Cash are now classified as interest-earning deposits.

The increase in deposits reflected the $45 billion in TARP funds the Company received during the second half of 2008, of which $20 billion had been received on December 31, 2008, and is also reflective of the Company’s enhanced liquidity management. The Company will add an additional discussion in its “Balance Sheet Review” section in future filings.

Confidential Treatment Requested by Citigroup Inc.

Notes to Consolidated Financial Statements

Note 9. Retirement Benefits, page 144

45.	Please disclose in future filings how you define “long-term” as it relates to your expected long-term rate of return on plan assets. Also, please disclose what your actual return on plan assets has been for both 2008 and 2007.

As it relates to expected long-term rate of return on plan assets, Citigroup generally defines “long term” to be at least five to ten years. Expected return on plan assets is considered to be a long-term assessment of return expectations and the Company does not anticipate changing this assumption annually unless there are significant changes in investment strategy or economic conditions. An assessment of any such changes is included in Citigroup’s annual review of plan assumptions.

Please see page 107 of the Form 10-K for the disclosure of actual return on plan assets for the period 2006-2008.

	2008	2007	2006	2005	2004	2003	2002	2001
Expected rate of return(1)	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%/9.50%	9.50%
Actual rate of return	-5.42%	13.20%	14.70%	9.70%	11.50%	24.20%	[***]	[***]

(1)	As of December 31, 2008, Citigroup lowered its expected rate of return to 7.75%. This rate will be used for 2009.

Note 11. Income Taxes, page 152

46.	We note that you believe you have sufficient positive evidence to support that a deferred tax asset valuation allowance is not necessary as of December 31, 2008, despite the fact that you are in a cumulative thee-year loss position at the end of the year. Please address the following:

a.	Please tell us in detail how you concluded that you will generate sufficient net income in future periods such that a valuation allowance was not required. Please tell us the specific assumptions you made in your analysis, including the amount of projected net income for the periods over which you expect to utilize your deferred tax assets. Additionally, please tell us your basis for such assumptions.

In order to conclude that Citigroup will generate sufficient income in future periods to utilize its deferred tax assets (DTAs) at December 31, 2008, Citigroup, as it has in past years, undertook an extensive global forecast process for the following year (2009). Although there have been losses in recent periods in certain products (e.g., real estate lending and other mortgage-backed assets) and these losses have culminated in a fourth quarter 2008 loss that has placed Citigroup in a 3-year cumulative loss position, Citigroup’s core businesses have produced earnings that may be relied on for future forecasts. The results of these forecast exercises have been used as the basis for Citigroup’s taxable income projections and result in utilization of all tax carryforwards and other DTAs reversing in the carryforward period by 2016. In addition, Citigroup has determined that the forecasted income would need to decline by [***] before any amount of DTAs would not be realized.

The projections assume revenue growth rates of [***]. A sizeable percentage of Citigroup’s revenue comes from emerging international markets and these markets have had long-term growth ranging from [***]. Specific investment initiatives to enable targeted revenue growth have also been identified including, changes in pricing strategies in Cards, up-tiering and segment growth as well as distribution and partnership plans in Global Transaction Services (GTS), branch expansion opportunities in priority international markets and a high net worth strategy in the Private Bank.

The resulting pretax income (loss) forecast is presented below (in millions):

	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Note: 2009 consolidated pretax income does not reflect the [***] projected gain on the sale of Smith Barney.

In addition to Citigroup’s usual forecast, Citigroup prepared a stress case scenario that shows that, even if there were no growth of the core businesses, Citigroup can fully utilize its DTAs.

The stress scenario using Citigroup’s new structure of Citicorp and Citi Holdings adjusted Citicorp’s forecasted revenues and credit to [***] and included the benefit of reengineering already in progress. The Citi Holdings assumptions were kept constant to Citigroup’s financial projections to account for the Smith Barney joint venture (JV) transaction as well as asset reductions within some of the Local Consumer Finance and Special Asset pool businesses. The projections also include write-downs of mark-to-market positions of [***]. Similar to the usual forecast case above, the stress case forecast results in utilization of all tax carryforwards and other DTAs reversing in the carryforward period. In addition, Citigroup has determined that the stress case forecast income would need to decline by [***] before any amount of DTAs would not be realized.

The resulting stress case pretax income (loss) forecast is presented below (in millions):

	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Note: 2009 consolidated pretax income does not reflect the [***] projected gain on the sale of Smith Barney.

b.	Please tell us if there is any additional information you considered when determining that your deferred tax asset and net operating loss carry forwards will be realizable prior to their expiration. If so, please provide us with detailed information of these factors and how you used them in your analysis. For example, to the extent you considered reversal patterns of existing temporary differences in concluding that your deferred tax assets are realizable, please provide us with your analysis.

Citigroup considered additional information to determine that tax carryforwards would be used prior to their expiration. Specifically, for foreign tax credit (FTC) carryforwards, the expected future income must not only be sufficient, it must be of the appropriate source. U.S. tax rules pertaining to an Overall Domestic Loss (ODL) operate to recharacterize future domestic income as foreign source income (FSI). Citigroup will have ODLs of [***] at the end of 2011 that will be reclassified as FSI in future years and support the utilization of carryforward credits. Consequently, FTC carryforwards of $11 billion from 2008 and prior, [***], will be fully utilized by 2016.

47.	We note that one of your tax planning strategies involves “repatriating low taxed foreign earnings for which an APB 23 assertion has not been made.” Please tell us how you have considered these earnings in determining prior period tax provisions and whether you have recorded a deferred tax liability related to your foreign earnings for which you have not made an APB 23 assertion. Please provide us additional detail regarding how you intend to utilize them advantageously as support for fully realizing your deferred tax asset.

One of the tax planning strategies that Citigroup considered involves repatriating low-taxed foreign earnings. Citigroup currently has a significant number of profitable subsidiaries operating in countries with statutory rates below the U.S. tax rate of 35% that have not elected to reinvest their earnings permanently under APB 23. Repatriating both the cumulative and the future earnings of these subsidiaries, while deferring distributions from high-taxed foreign subsidiaries, would enable Citigroup to utilize a significant amount of excess credits over the next 10 years. Even if there were regulatory and other restrictions on distributions, this could be overcome through intentionally triggering U.S. taxable income inclusions. Repatriation of these low-taxed earnings would be delayed until Citigroup has earned out of its net operating loss in order to maximize the amount of excess FTCs that can be absorbed immediately upon repatriation.

The repatriation of the current low-taxed Earnings and Profits pools ([***], equaling the amount for which a deferred tax liability has previously been provided through Citigroup’s tax provision), as well as the future earnings over the next 10 years, would allow Citigroup to create well over [***] of excess FTC limitation, which could help utilize FTC carryforwards.

Note 16. Investments, page 158

48.	In order to promote transparency to investors and increase consistency within your disclosure, please revise future filings to address the following and provide us with your proposed disclosures:

a.	Please provide additional detail on the composition of your available-for-sale mortgage-backed securities in a manner similar to your held-to-maturity disclosure on page 161.

b.	Please revise to disclose the amount or percentage of investment grade held-to-maturity securities in an unrealized loss position for greater than 12 months at December 31, 2008.

In response to the Staff’s comment, Citigroup will implement the enhanced disclosures suggested above no later than the second quarter of 2009, with the possibility of having them in place for the first quarter of 2009 in conjunction with its adoption of FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” Citigroup is currently in the process of preparing those enhanced disclosures for its first quarter of 2009 Form 10-Q.

49.	You disclose that you use a cash flow model to estimate future cash flows on underlying mortgages when assessing credit impairment for mortgage-backed securities. Please tell us and revise future filings to address the following:

In future filings, the Company will expand its disclosures regarding the asset quality of its investment portfolios and provide greater detail regarding its process to identify other-than-temporary impairment in those portfolios. Our responses below provide the Staff with a more detailed explanation.

a.	Please describe in greater detail how you determined that you will receive all principal and interest payments for your available-for-sale and held-to-maturity mortgage-backed securities that are not investment grade and have been in an unrealized loss position for greater than 12 months as of December 31, 2008.

Citigroup’s mortgage-backed securities that were not investment-grade were analyzed for other-than-temporary impairment under the process described in the response to Comment 49b. below.

For context, the Company notes that substantially all of its mortgage-backed security portfolio was investment grade as of December 31, 2008. For example, of the $3,196 million of unrealized gross losses on mortgage-backed securities classified as AFS at December 31, 2008, approximately $20 million related to non-investment grade securities that had been in an unrealized loss position for greater than 12 months. Similarly, of the $10 billion of unrealized gross losses on mortgage backed securities classified as HTM at December 31, 2008, approximately $390 million related to non-investment grade securities that had been in an unrealized loss position for greater than 12 months ($300 million related to Alt-A securities and $90 million related to prime securities).

b.	Please tell us how you concluded that your Alt-A and Subprime held-to-maturity mortgage-backed securities in a loss position for greater than 12 months at December 31, 2008 were not other than temporarily impaired. Please discuss the assumptions regarding your estimated cash flows, and tell us whether these securities have incurred any credit impairments. Please provide similar information for your available-for-sale portfolio, if applicable.

As of December 31, 2008, Citigroup owned and classified as HTM the following portfolios of Alt-A and Sub-prime bonds whose fair value was less than amortized cost for greater than 12 months. As of December 31, 2008, these securities had not incurred any credit impairments.

	Investment Grade		Non-investment Grade
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Alt-A	$5,483	3,241	$515	$300
Sub-Prime	125	7	—	—

Total	$5,608	3,248	$515	$300

Amounts shown in millions.

In addition, the amount of Alt-A bonds classified as AFS was de minimis and Citigroup held no AFS Sub-prime bonds.

As of December 31, 2008, our process for identifying other-than-temporary impairments comprised two steps:

1.	Identify credit impairment (that is, bonds for which it is probable that all contractual principal and interest will not be received).
2.

For impaired bonds without credit impairment, assess management’s intent and ability to hold the bond for a period sufficient for the bond to recover.(2) The held-to-maturity designation of securities indicates management’s intent and ability to hold the bond until maturity and realize all contractual cash flows. For AFS securities, a recovery period is determined and appropriate assertions are made by management regarding the intent and ability to hold for that period.

The Company’s credit impairment process analyzes each bond under two different approaches, one utilizing a loan level model and another based on a roll rate method. Each approach begins with defined base case assumptions and then applies a variety of stressed assumptions in multiple cash flow analyses using the deal-specific contractual cash waterfall. The results of these approaches and stressed assumptions are then judgmentally weighted by assessing the likelihood of the stressed scenario actually occurring based on the underlying mortgage loan portfolio’s characteristics and observed performance to date. Greater weight is placed on likely scenarios and lesser weight is placed on more extreme scenarios. The two approaches and process for estimating base and stressed assumptions for default rates, loss severity rates and prepayments are discussed in more detail below:

(2)

We note that FSP FAS 115-2 and 124-2 makes certain changes regarding the assessment of other-than temporary impairment with respect to management’s intent and ability to hold securities. The FSP was not effective as of December 31, 2008 and therefore those changes are not reflected in our process described in this response.

Loan Level Model Approach

The Company’s default, loss severity and prepayment projections are obtained from Citigroup’s econometric models, which in turn rely on the industry-wide loan data from Loan Performance. (Loan Performance is an independent data source that compiles loan performance data and includes loan specific characteristics. This data source allows mortgage analysts to see how various types of loans are performing across specific securitizations.) The model accounts for the unique collateral characteristics of each transaction. The base case assumptions applied are a 9% unemployment rate and a 32% peak-to-trough decline in home prices, each based on Citigroup’s published economic forecasts and research. The base assumptions are then stressed by applying more stressful home price and unemployment scenarios to each transaction. Based on comparisons of actual collateral delinquency, default and prepayment history for each deal versus model projections, deal-specific short-term adjustments are applied. For example, if a pool of loans in a transaction has been experiencing actual voluntary prepayments lower than model projections, then the model would automatically adjust near-term voluntary prepayments downward.

Roll Rate Approach

o	Default rates are estimated by observing the amounts of loans in delinquency buckets (30, 60 and 90 days delinquent, bankruptcy, foreclosure, and real estate owned (REO)) and using “roll rates” to determine the percentage of loans in each bucket that will eventually default. Generally, we assume that 25% of the 30 days delinquent borrowers will default, 75% of the 60+ days delinquent and bankrupt borrowers will eventually default, 100% of the 90+ days delinquent borrowers will default, and 100% of foreclosed and REO borrowers are in default. These base case assumptions are derived using historical roll rate analyses incorporated in independent mortgage research reports. These estimates of pipeline default are then extrapolated along a default timing curve, which uses historical data to estimate the portion of lifetime defaults that have occurred by a given time (either portfolio age or pool factors that indicate how much of the mortgage pool’s original balance remains outstanding). Extrapolating the pipeline default allows us to estimate the portion of current borrowers that will eventually default. Using these methodologies, an estimate is made of the total lifetime defaults expected for the underlying mortgage loans. Citigroup also stresses the default timing curves used for certain loan types, including option ARMs to demonstrate the effects of a significantly back-loaded loss timing curve (i.e., assuming the full extent of future losses is not yet evident in current delinquency data).

o	Loss severity rates are estimated by type of collateral and generally range from 50% to 60% for Alt-A bonds and from 65% to 75% for Sub-prime bonds. These base case assumptions are determined by loan type and are generally consistent with the loss severity rates experienced in the last few months of actual experience. These loss severity rates are stressed to levels up to 65% for Alt-A bonds and 80% for Sub-prime bonds.

o	Voluntary prepayment rate assumptions are generally based on the observed speeds on the underlying collateral. These prepayment speeds are stressed from base case level generally from 4 to 6 CRR [conditional (or constant) repayment rate] to include scenarios with speeds ranging from 2 to 14 CRR.

The Company’s cash flow analysis and its assumptions and stress scenarios contemplate the actual collateral attributes, including geographic concentrations, rating agency loss projections, rating actions and current market prices. Internal estimates of loan pool loss projections (or underlying assumptions) that deviate from those of the rating agencies are investigated in order to understand any differences and calibrate our estimates to third-party views as expressed by the rating agencies. Positions with negative attributes, such as recent rating agency actions or downgrades, low fair values, or high foreclosures/REO are subject to higher levels of stress scenarios and higher levels of scrutiny within our business, risk and finance organizations.

Note 23. Securitizations and Variable Interest Entities, page 175

50.	Please provide us with additional background on why Citibank (South Dakota), N.A. entered into an agreement to provide liquidity to a third-party non-consolidated multi-seller commercial paper conduit that held a $3.6 billion bond issued by the Omni Trust. As part of your response, please address the following:

There was no requirement to provide a liquidity facility to the multi-seller commercial paper conduit until the conduit invested in the Omni Trust bond. Upon this investment, Citibank (South Dakota), N.A. agreed to be the liquidity provider because the multi-seller commercial paper conduit’s (the “conduit”) business model is to buy assets at the direction of an investment bank and to source the liquidity to support those assets from the same investment bank that arranged the sale. Each of the other parties that issue notes to the conduit or transfer assets to the conduit provides a liquidity facility related solely to the notes they issued or assets they transferred.

a.	Tell us whether the multi-seller conduit had a liquidity agreement with another third party prior to your 2008 agreement to provide a liquidity facility to the trust. If so, please tell us whether that party continues to provide liquidity to the trust. If not, please tell us why the original liquidity agreement was terminated.

Confidential Treatment Requested by Citigroup Inc.

There was no previous third-party liquidity facility that was replaced by the liquidity facility provided by Citibank (South Dakota), N.A. with respect to the $3.6 billion bond issued by Omni Trust in the fourth quarter of 2008.

b.	Tell us the total assets held by the multi-seller commercial paper conduit.

The total amount of assets in the conduit as of December 31, 2008 was approximately $28 billion.

c.	Tell us whether you re-evaluated your conclusion that the multi-seller conduit is not a VIE under FIN 46R at the time they entered into the new liquidity agreement with Citibank (South Dakota), N.A.

At the time the arrangement was entered into with the conduit, the Company evaluated whether the entity was a VIE and concluded that the conduit was a “voting interest” entity and not a VIE. The conduit’s audited financial statements indicate this. Other factors considered include:

o	The conduit has an unlimited life and no restrictions on its activities;
o	The conduit is already consolidated by its parent company, an entity unaffiliated with Citigroup;
o	The conduit has been able to finance its own activities without additional financial support;
o	Any equity infusions into the conduit have been provided by its parent; and
o	The conduit’s parent company makes all decisions with respect to the activities it conducts.

As a result, Citigroup concluded that the conduit was not a VIE.

d.	Tell us why Citibank (South Dakota), N.A. is required to act in its capacity as liquidity provider if Citibank (South Dakota), N.A. loses its A-1/P-1 credit rating. For example, tell us how the downgrade of the party that serves as the liquidity provider impacts the multi seller conduit and describe the steps that Citibank (South Dakota), N.A. would take under the agreement in such a scenario.

As arranger of the asset sale to the conduit, Citibank (South Dakota), N.A. also played the role of liquidity provider. As referred to in the response to Comment 50 above, the conduit’s business model is to have the arranger of the asset sale provide the required liquidity. A requirement of the transaction was that the liquidity provider maintain an A-1/P-1 rating and loss of such rating will give the conduit the right to draw on said liquidity facility. The reason A-1/P-1 liquidity is required is to ensure that commercial paper issued by the conduit is rated A-1/P-1.

51.	We note your disclosure that during 2008, Citibank (South Dakota), N.A. became the sole provider of a full-liquidity facility in 2008, which implies that the Dakota commercial paper program had an additional liquidity provider prior to this point. Please tell us the circumstances that caused Citibank (South Dakota), N.A. to become the sole liquidity provider in 2008. As part of your response, please provide clear quantification of Citigroup’s and the third parties’ interests in the Dakota commercial paper program of the Master Trust.

The Dakota single-seller Credit Card Asset-backed Commercial Paper (ABCP) program originally was an extendible ABCP program with partial liquidity. The amount of liquidity supporting Dakota was defined by the rating agencies to be 15% of the program size. This liquidity was not drawn when commercial paper came due, but rather 390 days after issuance. This style of commercial paper program fell out of market favor in 2008. In June 2008, Dakota became a fully supported commercial paper program with liquidity of 100% of the outstanding commercial paper, to be drawn upon the maturity of such commercial paper. Prior to June 2008, the liquidity facilities were provided by: [***]. After the restructuring, all of the liquidity was provided by Citibank (South Dakota), N.A. The new liquidity facility for the fully supported program was $11 billion based on commercial paper outstanding at March 31, 2009, all of which was issued to third parties.

52.	Please provide us with additional background on the purchase by Citibank (South Dakota), N.A. of subordinated bonds issued by the Omni Trust with an aggregate notional principal of $265 million. As part of your response, please address the following:

a.	Tell us how the issuance of subordinated notes by the Omni Trust would prevent the downgrade of all of Omni Trust’s outstanding AAA and AA securities. Additionally, tell us how the Omni Trust is expected to repay the subordinated bonds.

Standard and Poor’s (S&P) informed Citibank (South Dakota), N.A. in early October 2008 that the then existing enhancement structure of the AAA- and A-rated term notes was insufficient. [***] The additional subordinated bonds Omni issued will be repaid in the same way that any note from the Omni Trust is repaid, which is through the cash flows generated by the receivables in the Omni Trust. Citibank (South Dakota), N.A. fully expects that the cash generated by the receivables in the Omni Trust will be sufficient to repay all outstanding bonds, including the subordinated bonds.

Confidential Treatment Requested by Citigroup Inc.

b.	Tell us whether another party could have purchased the subordinated bonds issued by the Omni Trust. As part of your response, please tell us whether the Omni Trust tried to sell the subordinated bonds to other parties.

Omni Trust issued the incremental [***] of additional subordinated bonds within two weeks of being notified by S&P that additional subordinated support was needed. Given the highly dislocated capital markets, there could have been no third-party buyers of these subordinated notes in such an accelerated time frame.

c.	Tell us how you concluded the additional issuance of subordinated notes by the Omni Trust did not impact qualified special purpose entity (QSPE) status under SFAS 140.

Paragraph 35 of SFAS 140 lists the criteria that a Trust must meet in order to be considered a QSPE.

Paragraph 35(a) requires the Trust to be “demonstrably distinct” from the transferor, with paragraph 36 clarifying that this requirement is met if the transferor cannot “unilaterally dissolve” the Trust and “at least 10 percent of the fair value of its beneficial interests is held by parties other than any transferor, its affiliates, or its agents…”. Subsequent to issuing the additional subordinated bonds, neither Citibank (South Dakota), N.A. nor any of its affiliates has the ability to dissolve the Omni Trust unilaterally, and third parties hold significantly more than 10% of the fair value of its beneficial interests (see our response to Comment 52.e below). Therefore, the issuance of the subordinated notes does not change the fact that the Trust is a demonstrably distinct entity from Citibank (South Dakota), N.A.

Paragraph 35(b) lists restrictions on a trust’s activities that must be met in order for the trust to be a QSPE. The documents that establish the Omni Trust specify all of the activities in which the Trust is allowed to engage. Those activities include acquiring credit card assets, issuing beneficial interests in those assets and distributing cash to investors according to the trust documents. The issuance of a subordinated note is a permitted activity of the Trust. The Trust issues beneficial interests from time to time under various circumstances – typically in order to increase the amount of notes issued by the Trust or to replace maturing notes.

Paragraph 184 of SFAS 140 notes that the restrictions in paragraph 35(b) were put in place in order to prevent the transferor from seemingly relinquishing control of the sold assets but still having the ability to control those assets “by changing the SPE’s rules specifying required or permitted activities.” The Board decided to allow changes to the trust but “still limit the ability of the transferor to modify the structure.” As a result, FAS 140 requires that the permitted activities of a QSPE “may be significantly changed only with the approval of the holders of at least a majority of the beneficial interests held by entities other than any transferor, its affiliates, and its agents.” The FASB presumed in paragraph 184 that the third-party beneficial interest holders “would be reluctant to make changes that would adversely affect their interests.”

The issuance of the subordinated notes does not result in the transferor’s having control over the transferred assets in any form and it does not require a change in the Trust’s permitted activities subject to the approval of a majority of the third-party beneficial interest holders of the Trust. Therefore, the subordinated note issuance by Omni is a permitted activity that does not violate the criteria described in paragraph 35(b) of FAS 140.

The original QSPE status conclusions with respect to the criteria described in paragraph 35(c) or (d) are not affected by the issuance of the subordinated note.

Lastly, the issuance of these subordinated tranches did not alter the “true sale” at law opinion received from external legal counsel stating that the assets have been sold in a legal sense and remain beyond the reach of the transferor and its creditors.

In summary, the Company concluded that the issuance of the subordinated notes did not impact the QSPE status of the Omni Trust.

d.	Tell us whether this purchase of subordinated bonds issued by the Omni Trust is related to your decision to enter into a liquidity agreement with a non-consolidated multi-seller conduit that holds a $3.6 billion bond issued by the Omni Trust.

The purchase of $265 million of additional subordinated bonds in October 2008 was entirely unrelated to Citibank (South Dakota), N.A.’s decision to provide a liquidity facility to the conduit in connection with the conduit’s $3.6 billion investment in an Omni Trust note.

e.	Please provide clear quantification of Citigroup’s and the third parties’ interests in the Omni Trust and describe how those interests changed during 2008 and 2009.

The following chart summarizes the interests of Citigroup and those of third parties with respect to the Omni Trust credit card receivables (in billions):

	4Q07	1Q08	2Q08	3Q08	4Q08	1Q09
Total Principal Receivables of Omni Trust	$42.0	$40.6	$42.3	$42.3	$43.4	$40.1
Beneficial Interests issued:
To third parties	$32.1	$32.1	$31.5	$28.9	$28.6	$30.4
Retained by Citigroup in certificate form	4.1	4.5	4.8	4.9	5.1	5.3
Retained by Citigroup in non-certificated form	5.8	4.0	6.0	8.5	9.7	4.4

Total	$42.0	$40.6	$42.3	$42.3	$43.5	$40.1
Other interests retained by Citigroup:
Fair value of residual interest	$1.5	$2.1	$1.6	$0.8	$1.0	$0.9
Liquidity commitments	7.5	7.5	8.5	8.5	8.5	8.5

53.	Please provide us with additional information regarding the issuance of a Class D note as well as the subordination of a portion of principal cash flows due to Citigroup in the form of non-certificated seller’s interest as referred to on page 180. Specifically, please address the following:

a.	Tell us whether you were obligated, explicitly or implicitly, to prevent the credit rating on the bonds from being downgraded below investment grade. If so, please tell us whether these specific actions were set out in the original Trust agreements.

The Trust documentation allows for subordinated notes levels to be changed without direct investor consent as long as the Rating Agencies confirm the existing ratings on all outstanding transactions. The Trust documentation does not explicitly require Citibank (South Dakota), N.A. to maintain the rating of existing bonds or to prevent those same bonds from being downgraded below investment grade. However, the likely response of third-party investors to a downgrade of their Master Trust notes would be to refuse to continue investing in the Master Trust. These liquidity and access-to-market risks could be interpreted as the market’s implicitly requiring any issuer to provide rating stability to all outstanding bonds. The Company has observed that the largest issuers act to maintain stable ratings.

b.	Tell us in detail how such actions affect the relative parties’ interests and how you considered whether such actions would affect the entity’s status as a QSPE under SFAS 140.

Both the issuance of the Class D note as well as the subordination of a portion of principal cash flows due to Citigroup do not change Citigroup’s proportional interest in the credit card receivables of the Master Trust relative to third-party investors. However, these two actions do subordinate certain Citigroup interests that were previously pari passu with the third-party senior notes of the Master Trust. In addition, the issuance of the Class D note increases the percentage of Citigroup’s interest in the Master Trust that is in certificate form, but does not change Citigroup’s total interest in the Master Trust.

The issuance of the Class D note is expected to occur in April 2009. We are evaluating the accounting for this transaction.

The subordination of a portion of principal cash flows occurred in March 2009. Based on the analysis included below, the Company has concluded that this action did not affect the Master Trust’s QSPE status under FAS 140.

Our response to Comment 52.c. above describes the criteria under FAS 140 that entities must meet in order to be considered a QSPE. With respect to permitted activities (paragraph 35(b)), the documents that establish the Trust specify all of the activities that the Trust is allowed to engage in. Those activities include acquiring credit card assets, issuing beneficial interests in those assets and distributing cash to investors according to the Trust documents. The subordination of principal cash flows only changes the priority of the cash to be distributed to investors; hence, it does not constitute any form of control over the transferred assets. The subordination of principal cash flows does not require a change in the Trust’s permitted activities subject to the approval of a majority of the beneficial interest holders of the Trust. Therefore, the subordination of principal cash flows is a permitted activity that does not violate the criteria described in paragraph 35(b) of FAS 140.

The original QSPE status conclusions with respect to the criteria described in paragraph 35(c) or (d) are not affected by the subordination of principal cash flows.

Lastly, based on discussion with external legal counsel who provide the “true sale” opinion, the subordination of principal cash flows does not alter the conclusion that the assets have been sold in a legal sense and remain beyond the reach of the transferor and its creditors.

10-K Cross-Reference Index, page 239

Part III, page 239

54.	You state that the information referred to in Item 402(a)(8) of Regulation S-K is not included in the Part III information incorporated by reference to the company’s definitive proxy statement. Please confirm that all of the information required by Part III that has been omitted in reliance on General Instruction G(3) to Form 10-K is incorporated by reference to the company’s definitive proxy statement. Please also remove the reference to Item 402(a)(8) of Regulation S-K in future filings.

We confirm for the Staff that all of the information required by Part III of the Form 10-K that was omitted in reliance on General Instruction G(3) to Form 10-K was incorporated by reference into the Form 10-K from the definitive proxy statement. The reference to “Item 402(a)(8) of Regulation S-K” was inadvertently included in the 2008 Form 10-K and the Company will remove the reference to such Item in future filings.

11. Executive Compensation, page 239

Use of Compensation Consultants, page 50 of Definitive Proxy Statement on Schedule 14A filed March 20, 2009

55.	You state on page 28 of the definitive proxy statement that the company has retained Mercer Human Resource Consulting for benchmarking. You also state on page 50 that ICCA evaluates the quality of the comparative peer and other data provided to the company’s compensation committee. Please tell us if the company engaged in any benchmarking of total compensation, or any material element of compensation. If so, please identify supplementally the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

We note the following Staff Compliance and Disclosure Interpretation:

Question: Item 402(b)(xiv) provides, as an example of material information to be disclosed in the Compensation Discussion and Analysis, depending on the facts and circumstances, “[w]hether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).” What does “benchmarking” mean in this context?

Answer: In this context, benchmarking generally entails using compensation data about other companies as a reference point on which

– either wholly or in part – to base, justify or provide a framework for a compensation decision. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices. [July 3, 2008]

As it has in the past, the committee did review data on financial services industry compensation trends in connection with the 2008 compensation year. However, neither the Company nor the compensation committee engaged in benchmarking of total compensation for any specific position or any material element of compensation for 2008. The compensation committee reviewed data on broad, general financial services industry trends in connection with the 2008 compensation year; however, the compensation committee did not review or consider specific comparative compensation information in connection with determining compensation or compensation ranges for each of the compensation components for the named executive officers or any other executive.

Citigroup notes that the definitive proxy statement provides, on page 42 of the definitive proxy statement under the heading “Compensation process and approach for 2008,” that “in light of the extraordinary financial upheavals that occurred during 2008, market data provided limited meaningful guidance regarding contemporary compensation practices, as compensation data from 2007 and 2008 compensation surveys became an unreliable predictor of actual competitor compensation practices for 2008.” Accordingly, the committee used market data to understand compensation trends for 2008 as they developed in real time rather than relying on surveys to benchmark pay for specific positions, as year-old data would have been irrelevant in the rapidly changing 2008 environment. The reference on page 28 of the definitive proxy statement provides that the Company has retained Mercer Human Resource Consulting for “benchmarking . . . with respect to executive compensation and benefits practices.” The word “practices” was intended to modify both “benefits” and “executive compensation” and to refer to design and policy trends. The “comparative peer and other data” on page 50 of the definitive proxy statement similarly referred to such practices.

13. Certain Relationships and Related Transactions, and Director Independence, page 239

Indebtedness, page 13 of Definitive Proxy Statement on Schedule 14A filed March 20, 2009

56.	We note the disclosure on page 13 of the definitive proxy statement that certain margin loans were made on substantially the same terms as those prevailing for comparable transactions for other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

In the second paragraph of the Indebtedness section of the definitive proxy statement on page 13, the Company states: “Certain transactions involving loans,

deposits, credit cards, and sales of commercial paper, certificates of deposit, and other money market instruments and certain other banking transactions occurred during 2008 between Citibank and other Citi banking subsidiaries on the one hand and certain directors or executive officers of Citi, members of their immediate families, corporations or organizations of which any of them is an executive officer or partner or of which any of them is the beneficial owner of 10% or more of any class of securities, or associates of the directors, the executive officers or their family members on the other. The transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, that prevailed at the time for comparable transactions with other persons not related to the lender and did not involve more than the normal risk of collectibles or present other unfavorable features.” The disclosure in this paragraph was meant to cover all related party transactions between Citigroup and its directors and officers, including margin loans. Accordingly, the Company confirms for the Staff that the margin loans discussed on page 13 of the definitive proxy statement were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and the Company will revise future filings to make this clear.

Corporate Information, page 240

57.	On page 241, you state the aggregate market value of the company’s common stock held by non-affiliates on February 2, 2009. Please tell us the aggregate market value of the company’s common stock hold by non-affiliates on June 30, 2008. Please also revise your future filings accordingly. Refer to the cover page of Form 10-K.

The aggregate market value of the Company’s common stock held by non-affiliates on June 30, 2008 was approximately $91.2 billion. The Company will revise its future filings to include the aggregate market value of the Company’s common stock held by non-affiliates as of the last business day of the Company’s most recently completed second fiscal quarter, per the cover page of Form 10-K.

Exhibit Index

58.	We note that the company filed the 2009 Deferred Cash Executive Retention Award Plan, as amended and restated as of January 1, 2009, as an exhibit to the Form 10-K. It does not appear that the company filed a Current Report on Form 8-K to report the terms and conditions of the amendment and restatement of the plan. Please tell us how the company concluded that no Current Report was required. Refer to Item 5.02(e) of Form 8-K.

The Company did not file a Form 8-K to report the terms and conditions of the amendment and restatement of the plan based on a materiality analysis. In the very recent revision to the rules for compensation disclosure on Form 8-K (SEC Release 33-8732), the Commission emphasized a change in the applicable materiality standard as follows:

Our staff’s experience since Item 1.01 became effective in 2004 suggests that this item has elicited executive compensation disclosure regarding types of matters that do not appear always to be unquestionably or presumptively material, which is the standard we set for the expanded Form 8-K disclosure events. We therefore proposed to revise Items 1.01 and 5.02 of Form 8-K to require real-time disclosure of employee compensation events that more clearly satisfy this standard . . . . Prior to the Form 8-K amendments in 2004, it was customary for a company’s annual proxy statement to be the primary vehicle for disclosure of executive and director compensation information. However, Item 1.01 of Form 8-K as originally adopted has resulted in executive compensation disclosures that are much more frequent and accelerated than those included in a company’s proxy statement. In addition, particularly because of the terms of Item 601(b)(10), Item 1.01 of Form 8-K triggered compensation disclosure of the types of matters that, in some cases, appear to have fallen short of the “unquestionably or presumptively material” standard associated with the expanded Form 8-K disclosure items. Companies and their counsel have raised concerns that the expanded Form 8-K requirements have resulted in real-time disclosure of compensation events that should be disclosed, if at all, in a company’s proxy statement for its annual meeting or as an exhibit to the company’s next periodic report, such as the Form 10-Q or Form 10-K . . . . [We] believe it is appropriate to restore a more balanced approach to this aspect of Form 8-K, an approach which is designed to elicit unquestionably or presumptively material information on a real-time basis, but seeks to limit Form 8-K required disclosure of information below that threshold.

The 2009 amendments to the plan clearly do not meet the “unquestionably or presumptively material” standard imposed by the rules. The amendments change the measure of the rate of return on compensation deferrals from a return on Citigroup stock to a LIBOR-based interest rate, increase vesting periods to four years from two years and eliminate all provisions for vesting upon involuntary termination without cause.

Furthermore, the amounts awarded under the 2009 Deferred Cash Executive Retention Award Plan were not “material,” and therefore, no Form 8-K is required under the SEC’s rules. Notwithstanding the foregoing, the rules relating to the filing of exhibits to quarterly and annual filings deem any compensation arrangement covering a named executive officer as “material” for purposes of filing exhibits, and therefore, a copy of the amended and restated plan was filed as an exhibit to the Form 10-K.

Form 8-K furnished March 10, 2009

59.	We note your disclosure that during 2008, your full quarterly average revenue excluding externally disclosed marks, was $21 billion. Under Item 7.01 of this Form, you note that this measure represents a non-GAAP measure, and you refer the reader to two separate pages in your 2008 Form 10-K for annual GAAP revenues and significant revenue items impacting your Securities & Banking business. Please tell us how you concluded:

a.	That your presentation was appropriate since it does not provide a reconciliation to the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Rule 100(a)(2) of Regulation G.

b.	That simply referring the reader to another document for certain of the information that is needed in the non-GAAP reconciliation complies with Regulation G.

As noted by the Staff, the Company’s Form 8-K of March 10, 2009 (the “March 10 8-K”) was furnished to the Commission under Items 7.01 and 9.01 of Form 8-K. The March 10 8-K is not incorporated by reference into the Form S-4 or the preliminary proxy statements.

Note 1 to Rule 100 of Regulation G permits the issuer, in the case of a non-GAAP financial measure made public orally, telephonically, by webcast, by broadcast, or by similar means, to refer to a web site that includes the information required by Regulation G. The information required by Regulation G was contained in the Company’s Annual Report on Form 10-K for 2008 (the “2008 10-K”) already on file with the Commission. The non-GAAP measure provided in the March 10 8-K, the full quarterly average of 2008 revenues as adjusted to exclude externally disclosed marks, was calculated by subtracting the 2008 Total significant revenue items on page 10 of the 2008 10-K from Revenues, net of interest expense on page 4 of the 2008 10-K, and dividing the result by 4. We believe that by referring the reader to these two inputs, and their specific location, in the 2008 10-K, we provided a clearly understandable method of the necessary reconciliation in a manner analogous to that permitted by Note 1 to Rule 100 and consistent with Rule 100(a)(2).

60.	We note your disclosure that in January and February alone, your revenues, excluding externally developed marks, were $19 billion. We also note that you did not identify this measure as a non-GAAP measure under Item 7.01 of this Form. However, you did identify the comparable metric provided on a 2008 average quarterly basis as a non-GAAP measure. Please address the following:

a.	Tell us whether you believe this measure represents a non-GAAP measure, and provide us your analysis supporting your conclusion.

b.	To the extent that you believe it is a non-GAAP measure, please tell us how you concluded that you were not required to provide a reconciliation of this metric to GAAP revenues for this period, as well as to provide the remaining Regulation G disclosures.

The $19 billion of January and February revenues, excluding externally disclosed marks, was included in a memorandum from the CEO to employees, and was meant to convey an indication of the operating performance of the Company’s business during the first two months of 2009. It was based on the Company’s internal books and records for the months of January and February 2009. It was not based on the Company’s GAAP quarterly financial statements for the first quarter, which had not yet been prepared at the time of the March 10 8-K since the first quarter of 2009 had not yet been completed. This amount was therefore not subject to the same level of review as the information in our quarterly financial statements, including a SAS 100 review of such information by our independent auditors. Accordingly, consistent with Rule 100(a)(2) of Regulation G, we believe that this amount represents a directionally relevant indication of performance, not a non-GAAP (or any other type of) financial measure and that a reconciliation to a GAAP financial measure would not be appropriate or in any event, no such reconciliation of this indicator would have been (or is now) available without unreasonable efforts.

c.	Clarify whether any other business units besides Securities & Banking have revenue marks that have been excluded from this metric.

No business units besides Securities & Banking had revenue marks that were excluded from this metric.

61.	We note your disclosure that “based on 2008 average quarterly revenues (excluding marks) and the fourth quarter run rate, quarterly pre-tax, pre-provision earnings are $8.3 billion.” Please address the following:

a.	Tell us how you concluded that this was not a non-GAAP measure and that the disclosures required by Regulation G did not have to be provided.

b.	In this regard, we note that a reconciliation of this measure, quantified to the extent available without unreasonable efforts, is required under Regulation G for forward looking information. To the extent that you believe all of the information necessary to provide the quantified reconciliation is not available, please disclose the information that is unavailable and disclose the probable significance of that information.

This metric was included in a memorandum from the CEO to employees, and was meant to convey an indication of the operating performance of the Company’s businesses, and the continuing focus on expense management efforts, during the first two months of 2009, prior to completion of the first quarter and preparation of full quarterly financial statements. As the Staff notes in its comment, this metric provides the Company’s outlook on the performance of its businesses in early 2009, based on its historical experience with revenues and expenses. As a result, we do not believe it should be viewed as a financial measure. In addition, it was not based on the Company’s GAAP quarterly financial statements for the first quarter, which had not yet been prepared at the time of the March 10 8-K since the first quarter of 2009 had not yet been completed. This amount was therefore not subject to the same level of review as the information in our quarterly financial statements, including a SAS 100 review of such information by our independent auditors. Accordingly, consistent with Rule 100(a)(2) of Regulation G, we believe that this amount represents a directionally relevant indication of performance, not a non-GAAP (or any other type of) financial measure and that a reconciliation to a GAAP financial measure would not be appropriate or in any event, no such reconciliation of this indicator would have been (or is now) available without unreasonable efforts.

c.	Tell us whether you have any preliminary information or expectations regarding the provision for loan losses during the period or expected revenue marks during the period. If so, please tell us how you concluded that this information was not required to be provided in order to balance your presentation disclosed so as to comply with Rule 100(b) of Regulation G.

The CEO letter to employees furnished as part of the Form 8-K stated “In fact, we are profitable through the first two months of 2009 and are having our best quarter-to-date performance since the third quarter of 2007. In January and February alone, our revenues excluding externally disclosed marks were $19 billion.”

The Company advises the Staff that the information on profitability referenced in the above statement refers to the Company’s net income for the first two months of 2009. Net Income includes all Provision for Loan Losses items and revenue marks for the period discussed. The Company estimates its primary loan loss provisioning during the second month of each quarter with any adjustments made at quarter-end, if needed. The impact of these provisioning actions is included in the Net Income results as discussed.

d.	Clarify what this metric is meant to convey since it appears to be an estimate of first quarter 2009 results. In this regard, the metric appears to significantly rely on 2008 assumptions, as opposed to 2009 results thus far plus assumptions for the remainder of the quarter.

We refer the Staff to the responses to 61 a. and b. above.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward J. Kelly
Edward J. Kelly Chief Financial Officer